SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CNH GLOBAL N.V.

Form 6-K for the month of April, 2003

On March 27, 2003, CNH Global N.V. (“CNH”) held an Extraordinary General Meeting of Shareholders at which the shareholders approved amendments to CNH’s Articles of Association. The amendments, among other things, increased the authorized share capital of CNH to Euro 1,350,000,000, divided into 400,000,000 common shares and 200,000,000 Series A preference shares, of par value 2.25 Euro per share. The amendments delegated authority to the Board of Directors to determine the terms and conditions of the newly-created Series A preference shares. On March 31, 2003, CNH’s Board of Directors convened a meeting of the board and adopted a resolution (the “Resolution”) establishing the terms and conditions of the Series A preference shares. The amended Articles of Association and the Resolution are filed as exhibits to this Form 6-K and will be made public in The Netherlands by way of deposit with the office of the Trade Register in Amsterdam.

The Series A preference shares carry an annual dividend rate of 0.0% until January 1, 2005. From that date, the annual dividend is fixed at the dividend yield on CNH’s common shares, plus an additional 150 basis points should CNH achieve certain financial performance targets. Dividends are payable annually in arrears, and deferrable for up to five years. The liquidation preference of the Series A preference shares is $250.

The Series A preference shares automatically convert into CNH common shares on the basis of a conversion ratio of 12.5 common shares for each Series A preference share or a conversion price of $20.00 per share, if the average closing price per CNH common share over a period of 30 consecutive trading days is greater than $24.00 per share at any time through and including December 31, 2006, or $21.00 per share at any time on or after January 1, 2007. The Articles of Association relating to the Series A preference shares cannot be amended without the approval of 95% of CNH’s shareholders.

CNH expects to issue 8,000,000 Series A preference shares to its majority shareholder, Fiat S.p.A. (“Fiat”) and to one of its affiliates, in exchange for the retirement of short- and long-term debt in the principal amount of $2,000,000,000, owed to affiliates of Fiat. The exchange is expected to close in April 2003.

The foregoing summary description of the amendments to the Articles of Association and the Resolution does not purport to be complete and is qualified in its entirety by reference to the text of the Articles of Association and the Resolution, which are filed as exhibits hereto and incorporated herein by reference.

List of Exhibits:

1.	Articles of Association of CNH Global N.V. dated April 1, 2003.

2.	Resolution of the Board of Directors of CNH Global N.V. dated March 31, 2003 establishing the terms and conditions of the Series A preference shares.

SIGNATURES
Articles of Association
Resolution of the Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback

Darlene M. Roback Assistant Secretary
April 4, 2003